UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NeoRx Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

640520300

(CUSIP Number)

Bay City Capital Management LLC

750 Battery Street, Suite 400

San Francisco California 94111

(415) 676-3830

with a copy to:

Scott Benner, Esq.

Heller Ehrman LLP

333 Bush Street

San Francisco, California 94104

(415) 772-6118

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 640520300

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BAY CITY CAPITAL FUND IV, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 27,878,143
9 Sole Dispositive Power 0
10 Shared Dispositive Power 27,878,143

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,878,143
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 19.5%
14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 640520300

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BAY CITY CAPITAL FUND IV CO-INVESTMENT FUND, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 27,878,143
9 Sole Dispositive Power 0
10 Shared Dispositive Power 27,878,143

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,878,143
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 19.5%
14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 640520300

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BAY CITY CAPITAL MANAGEMENT IV LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 27,878,143
8 Shared Voting Power
9 Sole Dispositive Power 27,878,143
10 Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,878,143
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 19.5%
14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 640520300

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BAY CITY CAPITAL LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 27,878,143
8 Shared Voting Power
9 Sole Dispositive Power 27,878,143
10 Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,878,143
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 19.5%
14	Type of Reporting Person (See Instructions) OO

INSTRUCTIONS FOR COVER PAGE

(1)	Names and I.R.S. Identification Numbers of Reporting Persons—Furnish the full legal name of each person for whom the report is filed—i.e., each person required to sign the schedule itself—including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D,” below)

(2)	If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)	The third row is for SEC internal use; please leave blank.

(4)	Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

Category of Source	Symbol
Subject Company (Company whose securities are being acquired)	SC
Bank	BK
Affiliate (of reporting person)	AF
Working Capital (of reporting person)	WC
Personal Funds (of reporting person)	PF
Other	OO

(5)	If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

(6)	Citizenship or Place of Organization—Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization. (See Item 2 of Schedule 13D.)

(7)-(11),(13) Aggregate Amount Beneficially Owned by Each Reporting Person, etc.—Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(12)	Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

(14)	Type of Reporting Person—Please classify each “reporting person” according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

Category	Symbol
Broker-Dealer	BD
Bank	BK
Insurance Company	IC
Investment Company	IV
Investment Adviser	IA
Employee Benefit Plan or Endowment Fund	EP
Parent Holding Company/Control Person	HC
Savings Association	SA
Church Plan	CP
Corporation	CO
Partnership	PN
Individual	IN
Other	OO

Notes:

Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as “filed” for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission’s regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Under Section 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore any information given will be available for inspection by any member of the public

Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statements or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the federal securities laws and rules promulgated thereunder.

GENERAL INSTRUCTIONS

A.	The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B.	Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Matter incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C.	If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.

SCHEDULE 13D

Introduction

Bay City Capital LLC, a Delaware limited liability company (“BCC”), hereby files this Statement on Schedule 13D (the “Statement”) on behalf of the Reporting Persons identified in Item 2 of the Statement pursuant to the Agreement With Respect To Schedule 13D attached to the Statement as Exhibit 7.3. Defined terms not otherwise defined herein have the meanings ascribed thereto in the Statement.

BCC is the manager of Bay City Capital Management IV, LLC (“Management IV”), which is the general partner of Bay City Capital Fund IV, L.P., a Delaware limited partnership (“Fund IV”), and Bay City Capital Fund IV Co-Investment Fund, L.P., a Delaware limited partnership (“Co-Investment IV”). BCC is also an advisor to Fund IV and Co-Investment IV.

Item 1 - Security and Issuer

(a) This statement on Schedule 13D relates to the common stock, par value $0.02 per share, of NeoRx Corporation, a Delaware corporation (the “Issuer”).

(b) The principal executive offices of the Issuer are located at 300 Elliott Avenue West, Suite 500, Seattle, Washington 98119-4114.

Item 2 - Identity and Background

This Amendment is filed on behalf of BCC, Management IV, Fund IV and Co-Investment IV. BCC, Management IV, Fund IV and Co-Investment IV are each referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.”

The principal executive offices of the Reporting Persons are located at 750 Battery Street, Suite 400, San Francisco, California, 94111.

Fund IV and Co-Investment IV are Delaware limited partnerships, the principal business of which is making investments in life science companies. Fund IV and Co-Investment IV are contractually obligated under their respective limited partnership agreements to invest and divest at substantially the same time and under substantially similar terms. Consequently, Fund IV and Co-Investment IV constitute a “group” for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Management IV is a Delaware limited liability company and its principal business is to serve as the general partner of Fund IV, Co-Investment IV and other pooled investment vehicles formed to invest in parallel with Fund IV and Co-Investment IV. BCC is a Delaware limited liability company. The principal business of BCC is to serve as an advisor to life science investors, principally those investment funds sponsored by it or its owners, and to serve as a member and the manager of the general partners of such funds.

During the last five years, none of the Reporting Persons, nor any of their individual managers or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the members of BCC and Management IV are listed on Schedule 1 hereto and is incorporated by this reference.

Item 3 - Source and Amount of Funds or Other Consideration

On February 1, 2006, Fund IV and Co-Investment IV and various other investors entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer for a $65 million private placement of shares of the Issuer’s common stock and the concurrent issuance of warrants to purchase additional shares of common stock (the “Financing”). Each investor was obligated, upon the satisfaction of certain conditions, to purchase common stock of the Issuer and warrants to purchase such stock. Fund IV and Co-Investment IV were obligated to purchase 19,859,838 and 428,075 shares, respectively, and warrants to purchase 5,734,633 and 123,608 shares. The warrants are exercisable at a price of $0.77 per share for a period of five years from the date of the closing of the Financing.

Concurrent with the execution of the Purchase Agreement, the Fund IV and Co-Investment IV and certain other investors extended a bridge loan to the Issuer in order to enable Issuer to continue operations pending closing of the transactions contemplated by the Purchase Agreement (the “Bridge Loan”).

Pursuant to the terms of that certain Note and Warrant Purchase Agreement by and between the Issuer, certain of the Reporting Persons, and various other investors, dated February 1, 2006 (the “Note and Warrant Purchase Agreement”), the Issuer executed convertible promissory notes in favor of the Fund IV and Co-Investment IV in the aggregate principal amount of $781,614 and $16,847.54, respectively. In addition to the notes, Fund IV and Co-Investment IV received five-year warrants to purchase 558,295 and 12,034 shares of common stock, respectively, at an exercise price of $0.77 per share. The notes bore an interest rate of 8% per annum. Pursuant to the terms of the Note and Warrant Purchase Agreement, all principal and accrued interest under the notes were automatically converted into shares of common stock at a price of $0.70 per share upon closing of the Financing.

The closing of the Financing was conditioned upon the approval of the Financing by the shareholders of the Issuer, the conversion to common stock of the Series B Preferred Stock of the Issuer and the satisfaction of certain other conditions. Such approval was obtained on April 25, 2006 and the closing occurred on April 26, 2006. Consequently, Fund IV and Co-Investment IV received 1,137,149 and 24,511 shares of common stock of the issuer through the conversion of the notes.

The funds used by Fund IV and Co-Investment IV to pay the cash purchase price of the stock and warrants purchased in the Financing and the notes purchased as part of the Bridge Loan were obtained from capital contributions from the partners of Fund IV and Co-Investment IV pursuant to pre-existing capital commitments under the terms of their respective limited partnership agreements of Fund IV and Co-Investment IV.

Prior to entering into the Securities Purchase Agreement and the Note and Warrant Purchase Agreement, the Reporting Persons beneficially owned no shares of the common stock of the Issuer.

References to and descriptions of the transaction as set forth in this Item 3 are qualified in their entirety by reference to the Securities Purchase Agreement and the Note and Purchase Agreement (including the forms of Convertible Promissory Note and Warrant attached thereto as Exhibits A and B, respectively), which are incorporated by reference in their entirety in this Item 3.

Item 4 - Purpose of Transaction

The purpose of the transactions were to acquire the notes, shares and warrants for investment purposes with the aim of increasing the value of the investment and the Issuer.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Fred Craves and Carl Goldfischer, the Managing Directors of BCC and two members of Management IV, are directors of the Issuer. In addition, the Issuer has agreed under the Purchase Agreement to use its reasonable efforts to cause the appointment to its board of director of a person nominated upon mutual agreement of BCC and MPM BioVentures III, L.P. and certain related entities (collectively, “MPM”) for so long as MPM continues to own 10% of the securities purchased by it as part of the Financing.

Item 5 - Interest in Securities of the Issuer

Reporting Person	Shares Underlying Warrants Held Directly	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership(1)	Percentage Of Class(2)
Fund IV	6,292,928	20,966,987	0	27,878,143	0	27,878,143	27,878,143	19.5%
Co-Investment IV	135,642	452,586	0	27,878,143	0	27,878,143	27,878,143	19.5%
Management IV(3)	0	0	27,878,143	0	27,878,143	0	27,878,143	19.5%
BCC(4)	0	0	27,878,143	0	27,878,143	0	27,878,143	19.5%

(1)	Fund IV and Co-Investment IV constitute a “group” under Section 13(d) of the Exchange Act and consequently are deemed to have beneficial ownership of all shares held by members of the group.
(2)	This percentage is calculated based upon 143,254,464 shares of the Issuer’s common stock outstanding as computed in accordance with Rule 13d-3(d)(i) promulgated under the Securities Exchange Act of 1934, which is the sum of: (i) 34,332,293 shares of the Issuer’s common stock ourstanding as of February 17, 2006, as set forth on the Issuer’s most recent Annual Report; (ii) 5,033,860 shares of common stock issued pursuant to the conversion of notes issued as the Bridge Loan; (iii) 87,914,286 shares issued pursuant to the Securties Purchase Agreement; (iv) 9,545,455 shares issued on or before the closing of the Financing through the conversion of Series B Preferred Stock; and (v) 6,428,570 shares issuable upon the exercise of warrants held by Fund IV and Co-Investment IV.
(3)	Management IV holds no shares of common stock or warrants directly. Management IV is deemed to have beneficial ownership of common stock and warrants owned by Fund IV and Co-Investment IV due to its role as general partner of such funds. Investment and voting decisions by Management IV are exercised by BCC as manager.
(4)	BCC holds no shares of common stock or warrants directly. Due to its role as manager of Management IV, BCC is deemed to have beneficial ownership of common stock and warrants deemed to be beneficially owned by Management IV.

The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Items 2 and 3.

To the best knowledge of the Reporting Persons, no person described in this Item 5 has effected any transaction in the common stock of the Issuer during the past 60 days other than as provided for in the agreements referenced in Item 3.

To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7 - Material to be Filed as Exhibits

A. Form of Securities Purchase Agreement between the Issuer and certain Purchasers, dated February 1, 2006 (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 3, 2006 (SEC File No. 0-16614)).

B. Form of Note and Warrant Purchase Agreement between the Issuer and certain Purchasers, dated February 1, 2006 (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 3, 2006(SEC File No. 0-16614)).

C. Agreement regarding filing of joint Schedule 13D.

SCHEDULE 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5 , 2006

/s/ Fred Craves
Fred Craves, Managing Director
Bay City Capital LLC

for itself, for and on behalf of Bay City Capital Management IV LLC in its capacity as manager thereof, and for and on behalf of Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P. in its capacity as manager of Bay City Capital Management IV LLC, the general partner of Fund IV and Co-Investment IV

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

SCHEDULE 1

Members of Management IV

Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Serving as investment advisor to pooled investment vehicles that it sponsors and as the manager of the general partners of such pools.

State of Organization: Delaware

Fred Craves

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Chairman and Managing Director of Bay City Capital LLC

Citizenship: U.S.A.

Carl Goldfischer

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Managing Director of Bay City Capital LLC

Citizenship: U.S.A.

BF4 GP Investors, L.L.C.

71 South Wacker Drive

Chicago, IL 60606

Princpal Business: Hold membership interest in Bay City Capital Management IV LLC

State of Organization: Delaware

Members of BCC

PCP-BCC Acquisition, LLC

71 South Wacker Drive

Chicago, IL 60606

Principal Business: Hold membership interest in Bay City Capital LLC

State of Organization: Delaware

Fred Craves

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Chairman and Managing Director of Bay City Capital LLC

Citizenship: U.S.A.

Carl Goldfischer

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Managing Director of Bay City Capital LLC

Citizenship: U.S.A.

Sandford Zweifach

3338 Clay St.

San Francisco, CA 94118

Principal Occupation: Managing Director of Reedland Capital Partners

Citizenship: U.S.A.

EXHIBIT INDEX

Exhibit No.	Description	Page
7.1	Form of Securities Purchase Agreement between the Issuer and certain Purchasers, dated February 1, 2006 (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 3, 2006 (SEC File No. 0-16614)).

7.2	Form of Note and Warrant Purchase Agreement between the Issuer and certain Purchasers, dated February 1, 2006 (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 3, 2006(SEC File No. 0-16614))

99.1	Agreement regarding filing of joint Schedule 13D.